Exhibit (a)(5)(J)

Box, Inc. Announces Preliminary Results of Modified Dutch Auction Tender Offer

REDWOOD CITY, Calif., June 30, 2021 — (BUSINESS WIRE) — Box, Inc. (NYSE: BOX) (“Box”), the leading Content Cloud, today announced the preliminary results of its “modified Dutch Auction” tender offer, which expired at 12:00 midnight, New York City time, at the end of the day on June 29, 2021.

Based on the preliminary count by Computershare Trust Company, N.A., the depositary for the tender offer (the “Depositary”), a total of 9,248,694 shares of Box’s Class A common stock, par value $0.0001 per share (each share of Box’s Class A common stock, a “Share,” and collectively, “Shares”), were properly tendered and not properly withdrawn at or below the purchase price of $25.75 per Share, including 2,975,220 Shares that were tendered by notice of guaranteed delivery.

In accordance with the terms and conditions of the tender offer and based on the preliminary count by the Depositary, Box expects to purchase approximately 9,248,694 Shares through the tender offer at a price of $25.75 per Share, for an aggregate cost of approximately $238 million, excluding fees and expenses relating to the tender offer. The total of 9,248,694 Shares that Box expects to purchase represents approximately 5.6% of the total number of Shares outstanding as of June 29, 2021.

“We are pleased to have offered stockholders who wished to sell their shares the opportunity to do so. For those stockholders who decided to stay invested in Box over the longer-term, we look forward to continued momentum across our business and enhancing the value of your shares,” said Bethany Mayer, Chair of the Box Board of Directors. “We anticipate deploying the unused portion of the $500 million intended for the tender offer to opportunistically repurchase shares. The Box Board and management remain laser focused on the execution of our strategy and acting in the best interests of all stockholders.”

The number of Shares expected to be purchased by Box and the purchase price are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the Depositary and is based on the assumption that all Shares tendered through notice of guaranteed delivery will be delivered within the two-trading day settlement period. The final number of Shares to be purchased by Box and the final purchase price will be announced following the expiration of the guaranteed delivery period and completion by the Depositary of the confirmation process. Payment for the Shares accepted for purchase under the tender offer will occur promptly thereafter.

Morgan Stanley & Co. LLC acted as dealer manager for the tender offer. Box stockholders who have questions or would like additional information about the tender offer may contact the information agent for the tender offer, Innisfree M&A Incorporated, toll-free at 1 (877) 750-8233.

About Box, Inc.

Box (NYSE:BOX) is the leading Content Cloud that enables organizations to accelerate business processes, power workplace collaboration, and protect their most valuable information, all while working with a best-of-breed enterprise IT stack. Founded in 2005, Box simplifies work for leading organizations globally, including AstraZeneca, JLL, and Morgan Stanley. Box is headquartered in Redwood City, CA, with offices in the United States, Europe, and Asia. To learn more about Box, visit http://www.box.com. To learn more about how Box powers nonprofits to fulfill their missions, visit Box.org.

Forward-Looking Statements

This press release may include statements that may constitute “forward-looking statements,” including statements regarding the closing of the tender offer, Box’s expectations regarding its proposed purchase of Shares in the tender offer, the amount of Shares to be purchased (including the amount of Shares tendered through notice of guaranteed delivery), the purchase price per Share, other terms and conditions of the tender offer, our expectation of deploying the unused portion of the $500 million intended for the tender offer to opportunistically repurchase shares and our expectations regarding our business outlook and the future value of the Shares, as well as statements containing the words “believe,” “anticipate,” “estimate,” “project,” “expect” or similar expressions. Forward-looking statements inherently involve risks and uncertainties that could cause actual results of Box and its subsidiaries to differ materially from the forward-looking statements. Factors that could contribute to such differences include (1) developments or changes in economic or market conditions, (2) developments or changes in the securities markets, (3) developments or changes in our business, financial condition or cash flows, and (4) the factors identified under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended January 31, 2021, as amended, our Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2021, and in other reports filed by Box with the SEC. Box undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this release.

Contacts

Investors:

Elaine Gaudioso and Cynthia Hiponia

+1 650-209-3467

ir@box.com

Media:

Denis Roy and Rachel Levine

+1 650-543-6926

press@box.com